Exhibit 99.1

Interim results for the period ended June 30, 2026

Second Quarter financial summary

(in thousands of $)	Q2 2026	Q2 2025	% Change	YTD 2026	YTD 2025	% Change
Net income attributable to Golar LNG Ltd	38,265	15,639	145%	121,843	23,836	411%
Total operating revenues	130,479	75,673	72%	268,033	138,175	94%
Adjusted EBITDA [1]	127,365	49,255	159%	232,941	90,191	158%
Golar's share of contractual debt [1]	2,681,568	2,048,873	31%	2,681,568	2,048,873	31%

Recent highlights

•	Golar LNG Limited (“Golar” or “the Company”) reports Q2 2026 net income attributable to Golar of $38 million inclusive of $29 million of non-cash items[1], Adjusted EBITDA[1] of $127 million and Total Golar Cash[1] of $908 million, before the recently announced Revolving Credit Facility (“RCF”).
•	Final Investment Decision for 4th FLNG: Signed an Engineering, Procurement and Construction (“EPC”) contract with Yantai CIMC Raffles Offshore Limited (“CIMC Raffles”) for a 3.5 MTPA MKII unit with a fully delivered cost of approximately $2.45 billion and improved payment terms compared to the FLNG Esperanza. The unit will be the world's earliest available FLNG capacity, with expected delivery by year end 2029. As part of the EPC an option for an incremental FLNG order is included.
•	Entered into Letter of Intent (“LOI”) with Seatrium Energy (Americas) Pte Ltd (“Seatrium”) securing a yard slot for potential incremental MKI or MKII order.
•	Closed $600 million senior secured RCF with consortium of banks including ABN AMRO, Citibank, Danske Bank and Standard Chartered Bank.
•	FLNG Hilli: Ended its 8-year contract in Cameroon with a 100% economic uptime since start-up, offloading 156 cargoes; currently repositioning to Singapore for modifications ahead of next 20-year contract commencing 2027.
•	FLNG Gimi: Strong operational performance, overproduced 15% compared to contractual committed volume.
•	SESA officially named MKII under construction the FLNG Esperanza.
•	FLNG Esperanza: Construction on time and on budget.
•	Southern Energy S.A. (“SESA”) has received strong interest from offtakers for sale of production volume. San Matías Pipeline S.A. (“SMP”) awarded EPC contract for construction of ~ 500km pipeline.
•	Concluded legacy Operation and Maintain (“O&M”) contract in respect of the FSRU Italis LNG (former Golar Tundra).
•	Declared dividend of $0.25 per share for the quarter, payable on September 2, 2026, to shareholders of record on August 24, 2026. 102.1 million shares issued and outstanding as of June 30, 2026.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

CEO Comment

“We are pleased to announce the ordering of Golar’s 4th FLNG. We believe this order, combining the world’s earliest available FLNG delivery and Golar’s operational track record, is well positioned to provide prospective clients with an attractive gas monetization solution, whilst driving value for Golar. This order strengthens Golar’s position as the market leading owner of FLNGs, increasing our controlled liquefaction capacity by 41% to above 12 MTPA, with potential to increase our earnings potential by ~50% if chartered at similar terms to its sister vessel the FLNG Esperanza.

Operationally we are very pleased to have completed Hilli’s initial contract with a market leading 100% uptime throughout the 8-year contract. We would like to thank our project partners SNH and Perenco for the solid cooperation and we are motivated to hopefully work together again on gas monetization projects in Cameroon in the future. We are also very pleased with the operational performance of the FLNG Gimi, producing 15% above contracted capacity during warmer ambient temperatures in summer months in Mauritania and Senegal. We look forward to getting to start-up of operations in Argentina once FLNG Hilli has conducted modification works in Singapore and FLNG Esperanza has completed her conversion. Both projects remain on time and on budget.”

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Summary and review of financial results

Business Performance (3)

	2026		2025
	Apr-Jun	Jan-Mar	Apr - Jun
(in thousands of $)	Total	Total	Total
Net income	55,835	101,804	30,779
Income tax expense	1,724	923	439
Net income before income taxes	57,559	102,727	31,218
Depreciation and amortization	14,249	16,305	12,206
Unrealized loss/(gain) on oil and gas derivative instruments	38,126	(33,501)	34,816
Other non-operating loss/(income)	2,656	(3,314)	(29,981)
Interest income	(9,118)	(10,319)	(5,823)
Interest expense, net	22,169	24,380	-
(Gains)/losses on derivative instruments, net	(6,888)	(3,587)	3,843
Other financial items, net	1,457	1,409	973
Net income from equity method investments	(3,395)	1,213	(78)
Sales-type lease receivable in excess of interest income [1]	10,550	10,263	2,081
Adjusted EBITDA [1]	127,365	105,576	49,255

	2026
	Apr-Jun
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	55,565	-	55,565	-	55,565
Sales-type lease revenue	48,349	-	48,349	-	48,349
Vessel management fees and other revenues	25,329	1,236	26,565	-	26,565
Vessel operating expenses	(41,387)	(779)	(42,166)	-	(42,166)
Administrative expenses	(95)	(9,217)	(9,312)	-	(9,312)
Project development expenses	(1,719)	(89)	(1,808)	-	(1,808)
Realized gain on oil and gas derivative instruments (2)	37,359	-	37,359	-	37,359
Other operating income/(loss)	2,329	(66)	2,263	-	2,263
Sales-type lease receivable in excess of interest income [1]	10,550	-	10,550	(10,550)	-
Adjusted EBITDA [1]	136,280	(8,915)	127,365	(10,550)	116,815

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

	2026
	Jan-Mar
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	56,222	-	56,222	-	56,222
Sales-type lease revenue	49,977	-	49,977	-	49,977
Vessel management fees and other revenues	25,628	5,727	31,355	-	31,355
Vessel operating expenses	(36,662)	(2,070)	(38,732)	-	(38,732)
Administrative expenses	(347)	(12,338)	(12,685)	-	(12,685)
Project development expenses	(2,759)	87	(2,672)	-	(2,672)
Realized gain on oil and gas derivative instruments (2)	9,683	-	9,683	-	9,683
Other operating income/(loss)	2,425	(260)	2,165	-	2,165
Sales-type lease receivable in excess of interest income [1]	10,263	-	10,263	(10,263)	-
Adjusted EBITDA [1]	114,430	(8,854)	105,576	(10,263)	95,313

	2025
	Apr-Jun
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	56,512	-	56,512	-	56,512
Sales-type lease revenue	8,219	-	8,219	-	8,219
Vessel management fees and other revenues	4,381	6,561	10,942	-	10,942
Vessel operating expenses	(26,472)	(5,795)	(32,267)	-	(32,267)
Administrative expenses	(60)	(6,412)	(6,472)	-	(6,472)
Project development expenses	(4,162)	(1,607)	(5,769)	-	(5,769)
Realized gain on oil and gas derivative instruments (2)	16,234	-	16,234	-	16,234
Other operating loss	-	(225)	(225)	-	(225)
Sales-type lease receivable in excess of interest income [1]	2,081	-	2,081	(2,081)	-
Adjusted EBITDA [1]	56,733	(7,478)	49,255	(2,081)	47,174

(2) The line item “Realized and unrealized gain/(loss) on oil and gas derivative instruments” in the Unaudited Consolidated Statements of Operations relates to income from the FLNG Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gain on oil and gas derivative instruments” and “Unrealized (loss)/gain on oil and gas derivative instruments”.

Golar reports today Q2 2026 net income of $56 million, before non-controlling interests, inclusive of $29 million of non-cash items1. Adjusted EBITDA1 at $127 million for Q2 2026 was $21 million higher than Q1 2026. Higher realized gains on oil and gas derivative instruments, partially offset by lower overproduction-related earnings and reimbursements in relation to FLNG Gimi and reduced management fees net of related operating costs for the Italis LNG account for most of the increase.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

The $29 million of Q2 2026 non-cash items1 is comprised of:

•	TTF and Brent oil linked derivative instruments’ unrealized mark-to-market (“MTM”) losses of $38 million;
•	$7 million MTM gain on interest rate swaps; and a
•	$2 million gain on sale of non-core investments.

During Q2 2026, we recognized a total of $37 million of realized gains on FLNG Hilli's oil and gas derivative instruments, comprised of a:

•	$26 million realized gain on the Brent oil linked derivative instrument; and a
•	$11 million realized gain in respect of fees for the TTF linked production.

A total of $38 million of unrealized non-cash items1 in relation to FLNG Hilli’s oil and gas derivative assets, with corresponding changes in fair value in its constituent parts have been recognized on our unaudited Q2 2026 consolidated statement of operations as follows:

•	$26 million loss on the Brent oil linked derivative asset; and a
•	$12 million loss on the TTF linked natural gas derivative asset.

Corporate/Other

Operating revenues and costs under corporate and other items in Q2 2026 are attributable to the Italis LNG FSRU O&M agreement that concluded on April 15, 2026.

Balance sheet and liquidity

Total Golar Cash1 as of June 30, 2026, was $0.9 billion. Golar’s share of Contractual Debt1 as of June 30, 2026, is $2.7 billion. After deducting Total Golar Cash1 from Golar’s share of Contractual Debt1, the net debt position as of Q2 2026 amounted to $1.8 billion.

Asset under development of $1.4 billion relates to the FLNG Esperanza conversion project that will serve a 20-year contract in Argentina. This has been fully equity funded to date. In August 2026, we closed a new $600 million RCF, secured by FLNG Esperanza, with a syndicate of banks. The RCF has a tenor of 18 months from October 1, 2026. Interest will be incurred on drawn amounts under the RCF at 3-month SOFR plus a margin of 3.00% p.a. We continue to progress negotiations on a long term senior secured debt facility with expected closing within 2027. Equity released from the RCF and any subsequent long-term asset level financing is intended to be directed towards FLNG growth projects.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Recent key financial transactions and updates

On August 12, 2026, Golar signed an EPC agreement with CIMC Raffles for a second 3.5 MTPA MKII FLNG. The total budget for this FLNG is estimated at $2.45 billion inclusive of previously ordered compressors and gas turbines, the conversion vessel, yard supervision, spares, crew training, contingencies, initial bunker supply, voyage related costs to deliver the FLNG to its operational site and commissioning. The EPC contract also includes an option for an incremental MKII FLNG.

Golar has also entered into a LOI with Seatrium securing incremental FLNG yard capacity for a MKI or MKII FLNG.

To secure attractive delivery dates for potential incremental FLNG orders Golar has secured long lead equipment reservation slots and is advancing discussions for incremental LNGC conversion candidates.

Liquefaction projects overview

In aggregate, across FLNG Hilli and FLNG Gimi, we have 5.1 MTPA of liquefaction capacity on the water, 3.5 MTPA currently under conversion and a recently executed EPC contract for a further 3.5 MTPA. At over 12 MTPA in total, this makes Golar the world’s largest owner of FLNG capacity.

FLNG Hilli

Maintained leading operational track record, offloading her 156th and final Cameroonian cargo on July 27, 2026. Immediately thereafter cold boxes were warmed up, liquefaction trains were shut down, gas was purged from the inlet riser, tow lines were connected, umbilicals and mooring chains were disconnected and remaining equipment was secured. On August 4, 2026, and assisted by two tugs, the vessel departed Cameroonian waters for Seatrium's Singapore shipyard where upgrades and life extension work will be carried out.

Of the $350 million budget for upgrade costs, positioning, operating costs, fuel and insurance during the period between August 2026 and the expected Commercial Operations Date (“COD”) for her 20-year contract in Argentina commencing H2 2027, $71 million has been spent as of June 30, 2026.

Key commercial terms for FLNG Hilli’s 20-year agreement with SESA in Argentina include Adjusted EBITDA1 to Golar of $285 million per year, with an additional commodity linked FLNG tariff component of 25% of Free on Board (“FOB”) prices in excess of $8/MMBtu. This will add approximately $30 million of potential annual upside to Golar for every US dollar the achieved FOB price is above the reference LNG price of $8/MMBtu. The FLNG tariff will also be inflation adjusted at 30% of US CPI from year six (inclusive).

There is significant potential for liquidity to be released through debt refinancing alternatives for FLNG Hilli on the back of our current sale and leaseback contractual debt1 of $493 million against an Adjusted EBITDA backlog1 of $5.7 billion. We are advancing refinancing alternatives to free up liquidity and enhance equity returns for our FLNG Hilli ownership, including a potential upsizing of the current sale and leaseback facility.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

FLNG Gimi

FLNG Gimi has offloaded 41 cargoes and production remains ahead of schedule. Reflecting this, the Q2 2026 invoiced day rate was 15% above the contractual day rate. During the quarter the FLNG also completed its first full year of commercial operations. Production exceeded the contractual annual target and retainage improved further to market leading liquefaction levels, providing more LNG output for our clients. Liquefaction performance is sensitive to ambient conditions and will likely be lower in the summer months comprising Q3, before improving as the weather cools into winter. We expect FLNG Gimi to produce above her contracted volumes on an annual average basis.

Golar owns 70% of FLNG Gimi, and the Company’s expected share of the net earnings backlog1, excluding any over-production-related earnings, for the remaining 19-year contract duration is expected to be approximately $2.9 billion.

The Company continues to develop value enhancing initiatives for the GTA project to further improve the project’s unit economics.

Of the $1.2 billion Gimi debt facility, $1.16 billion is outstanding as of June 30, 2026.

FLNG Esperanza

Conversion work on the 3.5 MTPA FLNG Esperanza at CIMC Raffles yard remains on schedule and on budget. Over 15 million work hours have been performed and the midsection that will house the liquefaction units is now complete. Ahead of topside equipment installation, this 85-metre by 62-metre structure will be inserted between the existing bow and stern sections of the Moss-type vessel which has been sliced in half. Upon completion in Q4 2027, the FLNG will then sail to Argentina with contract start-up scheduled for H2 2028. Including capitalized interest, Golar has invested $1.4 billion to date, all equity funded.

The contract for FLNG Esperanza with SESA is expected to deliver $8 billion of Adjusted EBITDA backlog1 over 20 years, equivalent to $400 million in annual Adjusted EBITDA1 to Golar, before commodity exposure and inflationary adjustments. The commodity linked tariff component will add approximately $40 million of potential annual upside to Golar for every US dollar the achieved FOB price is above the reference LNG price of $8/MMBtu. Current spot LNG prices are more than twice this threshold. FLNG Esperanza will be deployed in the Gulf of San Matías, offshore Argentina, where it will operate in proximity to FLNG Hilli. Similar to FLNG Hilli, the FLNG tariff will be inflation adjusted at 30% of US CPI from year six (inclusive).

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Southern Energy S.A.

SESA is a company formed to enable LNG exports from Argentina. SESA is owned by a consortium of leading Argentinian gas producers including Pan American Energy (30%), YPF (25%), Pampa Energia (20%), Harbour Energy (15%) and Golar (10%).

Golar’s 10% ownership of SESA provides additional commodity exposure. Once both FLNG Hilli and Esperanza are operational in Argentina, the 10% equity stake equates to additional commodity exposure to Golar for every US dollar/MMBtu change in achieved FOB prices above or below SESA’s cash break even. Combined with the commodity exposure in the FLNG contracts, Golar’s total commodity exposure for the two Argentinian FLNG contracts and through our ownership in SESA is up to $100 million for every $1 the FOB price is above $8/MMBtu, with a downside of approximately $28 million for every $1 the FOB price is below SESA’s cash break even.

Building on the executed 8-year agreement with Securing Energy for Europe (“SEFE”) to sell 2 million tonnes of LNG per annum, a bidding process to sell further LNG volumes has been initiated. Proposals received by SESA indicate strong offtaker interest.

San Matías Pipeline S.A. (“SMP”), the project company responsible for the construction and operation of the ~500km dedicated gas pipeline to facilitate year-round operations of both FLNG Hilli and FLNG Esperanza in Argentina has made good progress. During the quarter, EPC's for both the pipeline and the compressor plant were awarded. Qualification for the Incentive Regime for Large Investments (“RIGI”) was secured and approval of an Environmental Impact Assessment from the Neuquén and Rio Negro provinces is now in hand. Pipeline financing discussions are at an advanced stage and expected to close in Q3 2026. Golar has a 10% interest in SMP.

FLNG Four: 3.5 MTPA MKII conversion

In July 2026, ahead of the recently signed EPC contract with CIMC Raffles, and included in the $2.45 billion total budget, Golar utilized previously agreed reservation slots for key long lead items including refrigerant gas compressors and gas turbines. Securing these items allows for yard delivery of the FLNG by year end 2029, making it the earliest available FLNG capacity globally. A donor vessel for the conversion project has been secured.

FLNG business development

Development of long-term charter interest for our FLNG growth pipeline is advancing, with detailed negotiations with prospective clients. Geopolitical disruption to key LNG suppliers drives focus on time to market, energy security and geographical diversification of LNG supply. With our 4th FLNG confirmed for 2029 delivery we now offer the world’s earliest available FLNG capacity. Further options for incremental FLNG units at both CIMC Raffles and Seatrium enables scalability and continued commercial development with multiple interested charterparties that seek proven operations, efficient time to market and the flexibility FLNG deployment offers. We continue to target long-term charters for monetization of attractive gas reserves. Ongoing discussions have economics in line with our latest announced charter contracts, with adjustments catering for geographical and project characteristics. Increasing adoption of FLNGs globally has increased the geographical opportunity set.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Investor conference call and webcast

We will host a conference call to discuss our financial and operating results for the second quarter 2026 on Thursday, August 13, 2026, at 8 a.m. Eastern time / 7 a.m. Central time / 1 p.m. London time / 2 p.m. Oslo time. A listen-only webcast of the call and an accompanying slide presentation may be accessed through our website at www.golarlng.com. Following the call, a recording will be made available on our website.

About Golar LNG

Golar LNG Limited (NASDAQ: GLNG) is a LNG infrastructure company. Through its 80-year history, the company has pioneered maritime LNG infrastructure including the world’s first Floating LNG liquefaction terminal (FLNG) and Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Today Golar is a focused FLNG company, and the only proven provider of FLNG as a service. Golar owns the world’s largest fleet of FLNG units by annual liquefaction capacity, with a market leading operational track record.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

This report also contains certain forward-looking non-GAAP measures for which we are unable to provide a reconciliation to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside of our control, such as oil and gas prices and exchange rates, as such items may be significant. Non-GAAP measures in respect of future events which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied to Golar’s unaudited consolidated condensed financial statements.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations as at June 30, 2026 and for the six months ended June 30, 2026, from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss)

+/- Income taxes

+ Depreciation and amortization

+ Impairment of long-lived assets

+/- Unrealized (gain)/loss on oil and gas derivative instruments

+/- Other non-operating (income)/losses

+/- Net financial (income)/expense

+/- Net (income)/losses from equity method investments

+/- Net loss/(income) from discontinued operations

+ Sales-type lease receivable in excess of interest income

Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, depreciation, impairment charge, financing costs, tax items, discontinued operations and including sales-type lease receivable in excess of interest income.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Liquidity measures[1]
Contractual debt	Total debt (current and non-current), net of deferred financing costs	+/-Variable Interest Entity (“VIE”) consolidation adjustments +/-Deferred financing costs

During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity, identify the split of our debt (current and non-current) based on our underlying contractual obligations and aid comparability with our competitors.

Total Golar cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash (current and non-current)	-VIE restricted cash

We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash (current and non-current) before consolidating the lessor VIE.

Management believes that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

Adjusted interest expense	Interest expense, net	+/-Variable Interest Entity (“VIE”) consolidation adjustments +Capitalized deemed interest -Deferred financing costs amortization

During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt interest expense is eliminated and replaced with the lessor VIE debt interest expense.

Adjusted interest expense removes the effects of VIE consolidation, adjusted for capitalized deemed interest on qualifying assets and deferred financing costs amortization.

Management believes this measure provides useful supplemental information to investors by enhancing period-over-period and peer comparability and facilitating an assessment of our capital structure.

(1) Please refer to reconciliation below for Golar’s share of contractual debt

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Adjusted EBITDA backlog: This is a non-GAAP financial measure and represents the share of contracted fee income for executed contracts less forecasted operating expenses for these contracts/agreements. Adjusted EBITDA backlog should not be considered as an alternative to net income / (loss) or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Non-cash items: Non-cash items comprised of impairment of long-lived assets, release of prior year contract underutilization liability, mark-to-market (“MTM”) movements on our TTF and Brent oil linked derivatives, listed equity securities and interest rate swaps (“IRS”) which relate to the unrealized component of the gains/(losses) on oil and gas derivative instruments, unrealized MTM (losses)/gains on investment in listed equity securities, gains on derivative instruments, net, gain/(loss) on debt extinguishment and gains/(losses) on disposals of investments.

Sales-type lease receivable in excess of interest income: Sales-type lease receivable in excess of interest income represents the lease receivable principal amortization component of the total amounts invoiced under the FLNG Gimi sales-type lease which commenced in June 2025. We included the total invoiced amounts comprising both interest income and principal repayment in our FLNG Adjusted EBITDA to reflect the total cash earnings and economic performance of the FLNG Gimi. This amount is eliminated from the unaudited consolidated statement of operations in accordance with U.S. GAAP.

Abbreviations used:

FLNG: Floating Liquefaction Natural Gas vessel

FSRU: Floating Storage and Regasification Unit

MMBtu: Million British Thermal Units

MTPA: Million Tons Per Annum

Reconciliations - Liquidity Measures

Total Golar Cash

(in thousands of $)	June 30, 2026	December 31, 2025	June 30, 2025
Cash and cash equivalents	870,474	1,151,221	783,427
Restricted cash (current and non-current)	37,987	64,196	123,874
Less: VIE restricted cash	(33)	(11,429)	(16,466)
Total Golar Cash	908,428	1,203,988	890,835

Contractual Debt

(in thousands of $)	June 30, 2026	December 31, 2025	June 30, 2025
Total debt (current and non-current) net of deferred financing costs	2,675,419	2,758,024	1,948,455
VIE consolidation adjustments	312,611	283,886	261,444
Deferred financing costs	42,288	47,013	31,474
Total Contractual Debt	3,030,318	3,088,923	2,241,373
Less: Keppel’s share of the Gimi debt	(348,750)	(360,000)	(192,500)
Golar’s share of Contractual Debt	2,681,568	2,728,923	2,048,873

Please see Appendix A for the repayment profile for Golar’s Contractual Debt.

Adjusted interest expense

	2026	2026	2025
(in thousands of $)	Apr-Jun	Jan-Mar	Apr-Jun
Interest expense, net	22,169	24,381	-
Capitalized deemed interest on qualifying assets	20,921	19,341	17,740
VIE consolidation adjustments (1)	6,695	6,614	6,628
Deferred financing costs	(2,355)	(2,370)	(1,112)
Adjusted interest expense	47,430	47,966	23,256
Less: Keppel’s share of the Gimi debt interest expense	(5,481)	(5,637)	(4,195)
Golar’s share of adjusted interest expense	41,949	42,329	19,061

(1) This represents the difference between the VIE debt and our contractual debt

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “if,” “subject to,” “believe,” “assuming,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include but are not limited to:

•	our ability to fulfill our obligations under our commercial agreements, including the 20-year Lease and Operate Agreement (the “LOA”) for the FLNG Gimi (“FLNG Gimi”);
•	our ability to perform under our agreements with Southern Energy S.A. (“SESA”) for the deployment of FLNG Hilli (“FLNG Hilli”) and FLNG Esperanza (“FLNG Esperanza”) in Argentina, including the timely completion of redeployment, conversion and commissioning activities, as well as SESA’s ability to meet its commitments to us;
•	our ability to complete the FLNG Esperanza conversion and FLNG Hilli refurbishment in a timely manner and within budget;
•	that an attractive deployment opportunity, or any of the opportunities under discussion for our second 3.5 MTPA MKII-design FLNG unit (“fourth FLNG” or “FLNG four”), will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose us to losses on our investment in the long-lead item payments to date, as well as to termination fees. Assuming a satisfactory contract is secured, changes in project capital expenditures, foreign exchange and commodity price volatility could have a material impact on the expected magnitude and timing of our return on investment;
•	our ability to obtain additional financing or refinance existing debt on acceptable terms or at all;
•	any failure of shipyards to comply with work standards, project schedules, performance specifications or agreed prices;

•	an increase in tax liabilities in the jurisdictions where we are currently operating, have previously operated or expect to operate;
•	the outcome and timing of the Company’s strategic review process, including the possibility that the review may not result in any transaction, strategic alternative, or other outcome; the potential for disruption to operations, commercial activities, financings or relationships during the review process; the ability to identify and execute transactions or structural alternatives that enhance shareholder value or accelerate the FLNG growth pipeline; market, regulatory, financing, and counterparty conditions affecting any potential transaction; and costs, opportunity costs, management distraction, or other uncertainties associated with the process;
•	global economic trends, competition, and geopolitical risks, including actions by the U.S. government, trade tensions or conflicts such as those between the U.S. and China or the U.S. and Iran, related sanctions, and the potential effects of any Russia-Ukraine or U.S.-Iran peace settlement on liquefied natural gas (“LNG”) supply and demand;
•	continuing volatility in the global financial markets, including commodity prices, foreign exchange rates, interest rates and global trade policy;
•	changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•	changes in our ability to retrofit vessels as FLNGs, including the availability of donor vessels to purchase, lead times for critical components and the time it takes to build new vessels;
•	any material decline or prolonged weakness in tolling rates for FLNGs;
•	any failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•	continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including our future projects and other contracts to which we are a party;
•	our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining investments on a timely basis or at all;
•	increases in operating costs as a result of inflation or trade policy, including salaries and wages, insurance, crew and related costs, repairs and maintenance and spares;
•	claims made or losses incurred in connection with our continuing obligations;
•	the ability of certain parties to meet their respective obligations to us, including indemnification obligations;
•	changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;
•	rules on climate-related disclosures promulgated by the European Union, including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
•	actions taken by regulatory authorities that may prohibit the access of FLNGs to various ports and locations; and
•	other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“U.S. SEC”) on March 26, 2026 (the “2025 Annual Report”).

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the unaudited consolidated financial statements for the six months ended June 30, 2026, which have been prepared in accordance with accounting principles generally accepted in the United States give a true and fair view of Golar’s unaudited consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the report for the six months ended June 30, 2026, includes a fair review of important events that have occurred during the period and their impact on the unaudited consolidated financial statements, the principal risks and uncertainties and major related party transactions.

August 13, 2026

The Board of Directors

Golar LNG Limited

Hamilton, Bermuda

Investor Questions: +44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Tor Olav Trøim (Chairman of the Board)

Benoît de la Fouchardiere (Director)

Carl Steen (Director)

Dan Rabun (Director)

Lori Wheeler Naess (Director)

Mi Hong Yoon (Director)

Niels Stolt-Nielsen (Director)

Stephen J. Schaefer (Director)

Golar LNG Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	2026	2026	2026	2025
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
Liquefaction services revenue	55,565	56,222	111,787	112,200
Sales-type lease revenue	48,349	49,977	98,326	8,219
Vessel management fees and other revenues	26,565	31,355	57,920	16,880
Time and voyage charter revenues	-	-	-	876
Total operating revenues	130,479	137,554	268,033	138,175

Vessel operating expenses	(42,166)	(38,732)	(80,898)	(60,737)
Administrative expenses	(9,312)	(12,685)	(21,997)	(16,059)
Project development expenses	(1,808)	(2,672)	(4,480)	(9,088)
Depreciation and amortization	(14,249)	(16,305)	(30,554)	(24,844)
Total operating expenses	(67,535)	(70,394)	(137,929)	(110,728)

Realized and unrealized (loss)/gain on oil and gas derivative instruments	(767)	43,184	42,417	(22,370)
Other operating income/(loss)	2,263	2,165	4,428	(1,628)
Total other operating income/(losses)	1,496	45,349	46,845	(23,998)

Operating income	64,440	112,509	176,949	3,449

Other non-operating (loss)/income	(2,656)	3,314	658	29,981
Total other non-operating (loss)/income	(2,656)	3,314	658	29,981

Interest income	9,118	10,319	19,437	14,522
Interest expense, net	(22,169)	(24,380)	(46,549)	-
Gains/(losses) on derivative instruments, net	6,888	3,587	10,475	(10,638)
Other financial items, net	(1,457)	(1,409)	(2,866)	(3,265)
Net financial loss	(7,620)	(11,883)	(19,503)	619

Income before taxes and net income from equity method investments	54,164	103,940	158,104	34,049
Income taxes expense	(1,724)	(923)	(2,647)	(618)
Net income/(losses) from equity method investments	3,395	(1,213)	2,182	10,287
Net income	55,835	101,804	157,639	43,718

Net income attributable to non-controlling interests	(17,570)	(18,226)	(35,796)	(19,882)

Net income attributable to stockholders of Golar LNG Limited	38,265	83,578	121,843	23,836

Supplemental note to the unaudited consolidated statements of operations

The following amounts included in the unaudited consolidated statements of operations relate to transactions with related parties:

	2026	2026	2026	2025
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
Liquefaction services revenue	52,497	52,253	104,750	17,304
Vessel management and other revenues	288	-	288	-
Vessel operating expenses	(1,295)	(1,425)	(2,720)	(430)
Realized and unrealized gain on oil and gas derivative instruments	37,359	9,683	47,042	4,333
Other non-operating (loss)/income	(67)	(261)	(328)	(1,077)
Interest income	89	-	89	1,324

The realized and unrealized gain/(loss) on oil and gas derivative instruments consists of the following,

	2026	2026	2026	2025
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
Realized gain on FLNG Hilli’s oil derivative instrument	26,318	3,887	30,205	21,249
Realized gain on FLNG Hilli’s gas derivative instrument	11,041	5,796	16,837	16,198
Realized gain on oil and gas derivative instruments	37,359	9,683	47,042	37,447

Unrealized (loss)/gain on FLNG Hilli’s oil derivative instrument	(26,303)	29,286	2,983	(39,450)
Unrealized (loss)/gain on FLNG Hilli’s gas derivative instrument	(11,823)	4,215	(7,608)	(20,367)
Unrealized (loss)/gain on oil and gas derivative instruments	(38,126)	33,501	(4,625)	(59,817)

Realized and unrealized (loss)/gain on oil and gas derivative instruments	(767)	43,184	42,417	(22,370)

Golar LNG Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2026	2026	2026	2025
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun

Net income	55,835	101,804	157,639	43,718

Other comprehensive income:
(Losses)/gains associated with pensions, net of tax	(137)	1,368	1,231	1,108
Share of equity method investment’s comprehensive income/(losses)	1,209	(773)	436	981
Net other comprehensive income	1,072	595	1,667	2,089

Comprehensive income	56,907	102,399	159,306	45,807

Comprehensive income attributable to:

Stockholders of Golar LNG Limited	39,337	84,173	123,510	25,925
Non-controlling interests	17,570	18,226	35,796	19,882
Comprehensive income	56,907	102,399	159,306	45,807

Golar LNG Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

	2026	2025
(in thousands of $)	June 30,	December 31,
	Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents	870,474	1,151,221
Restricted cash	33	24,695
Trade accounts receivable and accrued income	65,167	35,518
Amounts due from related parties	32,226	23,228
Current portion of net investment in sales-type lease	145,826	146,829
Other current assets	21,755	32,013
Total current assets	1,135,481	1,413,504

Non-current assets
Restricted cash	37,954	39,501
Equity method investments	76,858	45,011
Asset under development	1,430,685	1,228,129
Vessels and equipment, net	907,715	931,192
Net investment in sales-type leases	1,584,688	1,601,452
Intangible assets	2,112	2,070
Non-current amounts due from related parties	5,775	1,691
Other non-current assets	160,783	63,051
Total assets	5,342,051	5,325,601

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	(251,499)	(301,202)
Trade accounts payable (including related party of $3.0 million in 2025)	(39,825)	(123,605)
Accrued expenses	(165,213)	(101,619)
Amounts due to related parties	(3,867)	-
Other current liabilities	(24,516)	(28,914)
Total current liabilities	(484,920)	(555,340)

Non-current liabilities
Long-term debt	(2,423,920)	(2,456,822)
Other non-current liabilities	(241,729)	(245,885)
Total liabilities	(3,150,569)	(3,258,047)
EQUITY
Stockholders’ equity	(1,943,244)	(1,842,976)
Non-controlling interests	(248,238)	(224,578)

Total liabilities and equity	(5,342,051)	(5,325,601)

Golar LNG Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2026	2026	2026	2025
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
OPERATING ACTIVITIES
Net income	55,835	101,804	157,639	43,718
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	14,249	16,305	30,554	24,844
Sales-type lease receivable in excess of interest income	10,550	10,263	20,813	2,081
Compensation cost related to employee stock awards	2,252	3,321	5,573	5,584
Amortization of deferred financing costs and debt guarantees, net	2,355	2,370	4,725	1,971
Net foreign exchange losses	118	527	645	1,138
Provision for credit loss	66	260	326	1,177
Net (income)/loss from equity method investments	(3,395)	1,213	(2,182)	(10,287)
Net gain on disposal of investments	(457)	-	(457)	-
Gain on deemed sale of FLNG Gimi	-	-	-	(29,981)
Loss on disposal of long lived asset	-	-	-	451
Change in fair value of derivative instruments (interest rate swaps)	(6,553)	(3,037)	(9,590)	11,611
Change in fair value of derivative instruments (oil and gas derivatives), commodity swaps and amortization of day 1 gains	34,999	(36,593)	(1,594)	53,598
Changes in assets and liabilities:
Trade accounts receivable and accrued income	(4,449)	(25,200)	(29,649)	(20,966)
Other current and non-current assets	(22,113)	(6,036)	(28,149)	(3,779)
Amounts due from/to related parties	(9,842)	4,655	(5,187)	462
Trade accounts payable	(2,888)	(10,886)	(13,774)	3,470
Accrued expenses	12,617	9,844	22,461	10,083
Other current and non-current liabilities	(12,738)	4,269	(8,469)	96,724
Net cash provided by operating activities	70,606	73,079	143,685	191,899
INVESTING ACTIVITIES
Additions to asset under development	(105,189)	(132,782)	(237,971)	(424,959)
Additions to equity method investment	(24,722)	(15,408)	(40,130)	(19,268)
Additions for FLNG Hilli redeployment	(18,782)	(17,663)	(36,445)	-
Loan advanced to related party	(1,485)	(2,869)	(4,354)	(798)
Additions to intangibles	(120)	(182)	(302)	-
Proceeds from sale of equity method investment	10,663	-	10,663	39,143
Proceeds from disposal of investments	3,126	-	3,126	-
Proceeds from short-term loan advanced to related party	-	-	-	17,930
Proceeds from subscription of equity interest in Gimi MS	-	-	-	21,020
Consideration received for long-lived assets held for sale	-	-	-	24,828
Net cash used in investing activities	(136,509)	(168,904)	(305,413)	(342,104)
FINANCING ACTIVITIES
Repayments of short-term and long-term debt	(53,600)	(33,730)	(87,330)	(70,048)
Cash dividends paid	(33,010)	(30,032)	(63,042)	(52,330)
Financing costs paid	-	(521)	(521)	(10,781)
Proceeds from exercise of share options	-	5,665	5,665	1,808
Proceeds from short-term and long-term debt	-	-	-	575,000
Purchase of treasury shares	-	-	-	(102,725)
Net cash (used in)/provided by financing activities	(86,610)	(58,618)	(145,228)	340,924

Net (decrease)/increase in cash and cash equivalents and restricted cash	(152,513)	(154,443)	(306,956)	190,719
Cash and cash equivalents and restricted cash at the beginning of the period	1,060,974	1,215,417	1,215,417	716,582
Cash and cash equivalents and restricted cash at the end of the period	908,461	1,060,974	908,461	907,301

Golar LNG Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Earnings	Non- Controlling Interests	Total Equity
Balance at December 31, 2024 (Audited)	104,535	-	1,705,093	200,000	(5,743)	10,266	355,253	2,369,404
Net income	-		-	-	-	23,836	19,882	43,718
Dividends	-		-	-	-	(52,330)	-	(52,330)
Exercise of share options	139		1,669	-	-	-	-	1,808
Stock compensation	-		5,497	-	-	-	-	5,497
Forfeiture of employee stock compensation	-		(45)	-	-	-	-	(45)
Restricted stock units	101		(101)	-	-	-	-	-
Repurchase and cancellation of treasury shares	(2,500)		-	-	-	(100,225)	-	(102,725)
Proceeds from subscription of equity interest in Gimi MS Corporation	-		-	-	-	-	21,020	21,020
Other comprehensive income	-		-	-	2,089	-	-	2,089
Reacquisition of common units of Hilli LLC (2)	-		-	-	-	(6,271)	3,905	(2,366)
Balance at June 30, 2025	102,275	-	1,712,113	200,000	(3,654)	(124,724)	400,060	2,286,070

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Earnings/ (Losses)	Non- Controlling Interests	Total Equity
Balance at December 31, 2025 (Audited)	101,319	(684)	1,717,732	200,000	(1,935)	(173,456)	224,578	2,067,554
Net income	-	-	-	-	-	121,843	35,796	157,639
Dividends	-	-	-	-	-	(50,906)	(12,136)	(63,042)
Exercise of share options	383	-	5,282	-	-	-	-	5,665
Stock compensation	-	-	22,019	-	-	-	-	22,019
Forfeiture of employee stock compensation	-	-	(20)	-	-	-	-	(20)
Restricted stock units	413	-	(413)	-	-	-	-	-
Repurchase and cancellation of treasury shares	(18)	684	-	-	-	(666)		-
Other comprehensive income	-	-	-	-	1,667	-	-	1,667
Balance at June 30, 2026	102,097	-	1,744,600	200,000	(268)	(103,185)	248,238	2,191,482

(1) Contributed Surplus is “capital” that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

(2) This relates to the receipt of waived dividend distribution in relation to the repurchases of the minority interests in Hilli LLC.

Golar LNG Limited

APPENDIX A

The table below represents our actual Contractual Debt, including the net finance lease obligation between us and the lessor VIE as at June 30, 2026:

(in thousands of $)	Total Contractual Debt	Golar’s share of Contractual Debt		Total scheduled capital repayments over the next 12 months	GLNG’s share of scheduled capital repayments over the next 12 months
Non-VIE debt
2024 Unsecured Bonds	300,000		300,000	-		-
2025 Convertible Bonds	575,000		575,000	-
2025 Senior Unsecured Notes	500,000		500,000	-
Gimi facilities	1,162,500	70%	813,750	(75,000)	70%	(52,500)

Net finance lease obligations between Golar and the lessor VIE (1)
FLNG Hilli	492,818		492,818	(42,210)		(42,210)

Total Contractual Debt	3,030,318		2,681,568	(117,210)		(94,710)

(1) Under US GAAP, we consolidate the lessor VIE. Accordingly, the net finance lease obligation between Golar and the lessor VIE is eliminated.

The table below represents our anticipated contractual capital repayments for the next five years as at June 30, 2026, including the net finance lease obligation between us and the lessor VIE which is eliminated on consolidation:

(in thousands of $)	2026	2027	2028	2029	2030
Non-VIE debt
2024 Unsecured Bonds	-	-	-	(300,000)	-
2025 Convertible Bonds	-	-	-	-	(575,000)
2025 Senior Unsecured Notes	-	-	-	-	(500,000)
Gimi facilities	(37,500)	(75,000)	(75,000)	(75,000)	(75,000)

Net finance lease obligation between Golar and the lessor VIE
FLNG Hilli	(21,105)	(42,210)	(42,210)	(42,210)	(42,210)

Total Contractual Capital Repayments	(58,605)	(117,210)	(117,210)	(417,210)	(1,192,210)

Included within the restricted cash and debt balances are amounts relating to the lessor VIE entity that we are required to consolidate under US GAAP into our financial statements. The table represents the impact of consolidating our remaining lessor VIE into our balance sheet, with respect to the following line items:

(in thousands of $)	June 30, 2026	December 31, 2025
Restricted cash	33	11,429

Current portion of long-term debt and short-term debt	(179,839)	(229,654)
Total debt, net of deferred financing costs	(179,839)	(229,654)

The consolidated results and net assets of the consolidated lessor VIE entity are based on management’s best estimates. As discussed above, we are required to consolidate amounts relating to lessor VIE entity into our financial statements. As such, the table above represents the lessor VIE entity balances and not our actual costs and balances.